FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR 15d-16 UNDER the Securities Exchange Act of 1934

For June 13, 2025

Commission File Number: 001-15246

LLOYDS BANKING GROUP PLC

5th Floor
25 Gresham Street

London EC2V 7HN
United Kingdom

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

In connection with the issuance by Lloyds Banking Group plc of (i) $1,250,000,000 aggregate principal amount of 4.818% Senior Callable Fixed to Fixed Rate Notes due 2029, (ii) $500,000,000 aggregate principal amount of Senior Callable Floating Rate Notes due 2029 and (iii) $1,250,000,000 aggregate principal amount of 6.068% Fixed Rate Reset Dated Subordinated Tier 2 Notes due 2036, Lloyds Banking Group plc is filing the following documents solely for incorporation into the Registration Statement on Form F-3ASR (File No. 333-287829):

Exhibit List

Exhibit No.	Description
4.1	Twenty-First Supplemental Indenture to the Senior Debt Securities Indenture between Lloyds Banking Group plc, The Bank of New York Mellon, acting through its London Branch, as trustee and paying agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as senior debt security registrar, dated as of June 13, 2025
4.2	Eleventh Supplemental Indenture to the Subordinated Debt Securities Indenture between Lloyds Banking Group plc, The Bank of New York Mellon, acting through its London Branch, as trustee and paying agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as subordinated debt security registrar, dated as of June 13, 2025
5.1	Opinion of CMS Cameron McKenna Nabarro Olswang LLP in connection with 4.818% Senior Callable Fixed to Fixed Rate Notes due 2029 and Senior Callable Floating Rate Notes due 2029
5.2	Opinion of CMS Cameron McKenna Nabarro Olswang LLP in connection with 6.068% Fixed Rate Reset Dated Subordinated Tier 2 Notes due 2036
5.3	Opinion of Davis Polk & Wardwell London LLP in connection with 4.818% Senior Callable Fixed to Fixed Rate Notes due 2029 and Senior Callable Floating Rate Notes due 2029
5.4	Opinion of Davis Polk & Wardwell London LLP in connection with 6.068% Fixed Rate Reset Dated Subordinated Tier 2 Notes due 2036

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)

Dated:	June 13, 2025	By:	/s/ Kristofer Middleton
			Name:	Kristofer Middleton
			Title:	Head of Term Issuance and Capital Structuring